UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PARK PLACE ENERGY CORP.
(Name of Issuer)

Common Shares with a par value of $0.00001
(Title of Class of Securities)

700689 20 1
(CUSIP Number)

Scott C. Larsen
3364 Blackburn St.
Dallas, Texas 75204
(214) 789-2960

With a copy to:

Macdonald Tuskey
c/o Brandy Craddock
400 – 570 Granville Street
Vancouver, British Columbia V6C 3P1
(604) 648-1674
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 700689 20 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott C. Larsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,200,000 shares
	8	SHARED VOTING POWER n/a
	9	SOLE DISPOSITIVE POWER 2,200,000 shares
	10	SHARED DISPOSITIVE POWER n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% based on 36,579,877 common shares issued and outstanding as of March 31, 2014
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This Statement relates to common shares with a par value of $0.00001 of Park Place Energy Corp. (the “Issuer”). The principal executive offices of the Issuer are located 2200 Ross Ave., Suite 4500E, Dallas, Texas 75201.

Item 2.	Identity and Background

(a)	Name:

The person on whose behalf this statement is filed is Scott C. Larsen, an individual.

Some of the securities of the Issuer beneficially owned by Mr. Larsen are held indirectly through Larsen Energy Consulting Inc., a Texas corporation (“LECI”). Mr. Larsen owns all of the issued and outstanding stock of LECI.

(b)	Business Address:

The address of Mr. Larsen and LECI is 3364 Blackburn St., Dallas, Texas 75204.

(c)	Principal Business:

Mr. Larsen is currently the President, Chief Executive Officer and a director of the Issuer.

LECI is a consulting firm which provides consulting services primarily to international oil and gas companies.

(d)	Criminal Convictions:

None of the persons providing information in this statement have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

(e)	Civil Proceedings:

None of the persons providing information in this statement have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Larsen is a citizen of the U.S.A. LECI is a Texas corporation with its principal business office at the address described in Item 2(b) above.

Item 3.	Source and Amount of Funds or Other Considerations

On November 1, 2013, Mr. Larsen acquired an aggregate of 400,000 stock options of the Issuer as partial compensation for services rendered under that certain Consulting Agreement dated November 1, 2013 between the Issuer on the one hand and Mr. Larsen and LECI, on the other hand. A summary of the terms of, and a copy of, the Consulting Agreement may be found in Form 8-K filed by the Issuer on November 7, 2013.

On August 30, 2013, pursuant to a private placement by the Issuer, Mr. Larsen acquired an aggregate of 500,000 shares of common stock and 500,000 warrants of the Issuer at a price of $0.10 per unit, with each unit consisting of one share of the Issuer’s common stock and one common share purchase warrant. Each warrant is exercisable into one share of the Issuer’s common stock for a period of 36 months from the date of closing of the private placement at a price of $0.20 per share. The shares were purchased with the personal funds of Mr. Larsen.

On July 16, 2013, LECI acquired an aggregate of 200,000 shares of common stock and 600,000 stock option of the Issuer as partial compensation for services rendered under that certain Consulting Agreement dated May 1, 2013 between the Issuer on the one hand and Mr. Larsen and LECI, on the other hand. A summary of the terms of, and a copy of, the Consulting Agreement may be found in Form 8-K filed by the Issuer on July 18, 2013.

Item 4.	Purpose of Transaction

The purpose of the transaction described above was for investment purposes.

Depending on market conditions and other factors, Mr. Larsen, directly or through LECI, may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Larsen also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Larsen, directly or through LECI, does not have any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

As of March 31, 2014, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Larsen, directly or through LECI, was 700,000 shares of common stock, 1,000,000 stock options and 500,000 warrants, or approximately 5.8% of the Issuer. For purposes of this item, shares are deemed to be beneficially owned by a reporting person if the reporting person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership in this item, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by the reporting person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of the reporting person as shown above does not necessarily reflect the reporting person’s actual ownership or voting power with respect to the number of common shares actually outstanding on March 31, 2014.

(b)	Mr. Larsen has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 700,000 shares of common stock, 1,000,000 stock options and 500,000 warrants of the Issuer.

(c)	Other than as described in Item 3 above, Mr. Larsen, directly or through LECI, has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 11, 2014
Dated

/s/ Francis M. Munchinski
Signature

Francis M. Munchinski, Attorney-in-fact
Name/Title*

*Pursuant to a power of attorney dated March 11, 2014, which is being filed concurrently with this Schedule 13D, and is incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).